                           Avesta Technologies, Inc.



                                         April 14, 2000


VIA EDGAR
---------

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W., Mail Stop 4-6
Washington, D.C. 20549


        Re:    Avesta Technologies, Inc.
               Form S-1 Registration Statement (File No. 333-91355) (the "Registration Statement")

Ladies and Gentlemen:

        Pursuant to Rules 477 and 478 promulgated under the Securities Act of 1933 (the "Act"), the undersigned registrant (the "Registrant") hereby respectfully requests that the Securities and Exchange Commission ("Commission") grant an order of immediate withdrawal of the Registration Statement and all exhibits thereto filed with the Commission under the Act. The Registration Statement was originally filed with the Commission on November 19, 1999. No securities have been sold under the Registration Statement.

        The Registrant has entered into an Agreement and Plan of Merger, dated as of February 7, 2000, with Visual Networks, Inc., a Delaware corporation ("Visual Networks") and Visual Networks Acquisitions Three, Inc., a Delaware corporation and a wholly-owned subsidiary of Visual Networks (the "Merger"). As a result of the proposed Merger, the Registrant does not currently intend to proceed with a public offering of its Common Stock.

        Accordingly, we request an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.

April 14, 2000
Page 2

        If you have any questions regarding the foregoing application for withdrawal, please contact Richard D. Pritz of Dewey Ballantine LLP, legal counsel to the Registrant in connection with the Merger, at (212) 259-8000.



                                            Very truly yours,

                                            AVESTA TECHNOLOGIES, INC.

                                            /s/ KAM SAIFI
                                                ------------------------
                                            Name:  Kam Saifi
                                            Title: Chief Executive Officer and
                                                   President